Exhibit 99.1

Sentinel Omaha

Limited Liability Company

and Subsidiaries

Consolidated Financial Statements

December 31, 2021

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

December 31, 2021

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

CONSOLIDATED FINANCIAL STATEMENTS

	Statement of Assets and Liabilities	2

	Schedule of Investments	3

	Statement of Operations	4

	Statement of Changes in Net Assets	5

	Statement of Cash Flows	6

	Notes to Consolidated Financial Statements	7-13

Report of Independent Registered Public Accounting Firm

To the Members of

Sentinel Omaha Limited Liability Company:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Sentinel Omaha Limited Liability Company and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinel Omaha Limited Liability Company and Subsidiaries as of December 31, 2021, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010.

New York, NY

/s/ Mazars USA LLP

February 28, 2022

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

December 31, 2021

ASSETS

Investment in real estate properties, at fair value (cost - $22,367,298)		$56,776,500

Cash and cash equivalents		37,267,589

Cash held in escrow		5,443,856

Prepaid expenses and other assets		2,421,534

	Total assets	101,909,479

LIABILITIES

Accounts payable and accrued expenses		565,682

Tenant security deposits payable		51,188

	Total liabilities	616,870

NET ASSETS		$101,292,609

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2021

		NUMBER	HISTORICAL	FAIR
PROPERTY	LOCATION	OF UNITS	COST (1)	VALUE (2) _

Brentwood Oaks Apartments	Nashville, TN	244	$ 22,367,298	$ 56,776,500

Total		244	$ 22,367,298	$56,776,500

(1)	Historical cost equals the purchase price allocation plus capital improvements made from the acquisition date through December 31, 2021.
(2)	Fair value is estimated to equal the value as determined by the manager at December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2021

INVESTMENT INCOME

Base rent	$12,476,093
Other rental income	1,186,667

Total investment income	13,662,760

EXPENSES

Payroll and related costs	2,120,361
Real property taxes	1,618,252
Repairs and maintenance	1,365,332
Utilities	992,880
Property management fees	617,487
Insurance	439,675
General and administrative	197,614
Advertising	140,837

Total expenses	7,492,438

NET INVESTMENT INCOME BEFORE OTHER EXPENSES	6,170,322

OTHER EXPENSES

Interest income	5,319
Interest on mortgage notes and bonds payable	(215,974)
Professional fees	(219,609)
Financing fees	(33,290)
Total other expenses	(463,554)

NET INVESTMENT INCOME	5,706,768

Net change in unrealized appreciation of investment in real estate properties	(15,712,530)
Net unrealized depreciation of interest rate cap agreements	(403)
Realized gain on sale of investment in real estate properties	74,181,286
Net unrealized loss and realized gain	58,468,353

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$64,175,121

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the year ended December 31, 2021

	Member I	Member II	Member III	Total
Net assets at beginning of the year	$69,551,126	$69,551,126	$59,615,236	$198,717,488

Net investment income	1,997,369	1,997,369	1,712,030	5,706,768

Net change in unrealized appreciation of investment in real estate properties	(5,499,386)	(5,499,386)	(4,713,758)	(15,712,530)

Net unrealized depreciation of interest rate cap agreements	(141)	(141)	(121)	(403)

Realized gain on sale of investment in real estate properties	25,963,450	25,963,450	22,254,386	74,181,286

Distributions to partners	(56,560,000)	(56,560,000)	(48,480,000)	(161,600,000)

Net assets at end of year	$35,452,418	$35,452,418	$30,387,773	$101,292,609

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net increase in net assets resulting from operations	$64,175,121
Adjustments to reconcile net increase in net assets to net cash provided by operating activities:
Net change in unrealized appreciation of investment in real estate properties	15,712,530
Net unrealized depreciation of interest rate cap agreements	403
Realized gain on sale of investment in real estate properties	(74,181,286)
Changes in operating assets and liabilities:
Increase in prepaid expenses and other assets	(2,067,161)
Decrease in accounts payable and accrued expenses	(2,308,097)
Decrease in tenant security deposits payable	(392,825)

Net cash provided by operating activities	938,685

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital additions to real estate properties	(1,380,849)
Proceeds from insurance claims	3,313,277
Net proceeds from sale of investment in real estate properties	190,359,828
Decrease in tenant security deposits	189,764

Net cash provided by investing activities	192,482,020

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments of bond payable	(49,880,000)
Distributions to partners	(161,600,000)

Net cash used in financing activities	(211,480,000)

NET DECREASE IN CASH, CASH EQUIVALENTS AND CASH HELD IN ESCROW	(18,059,295)

CASH, CASH EQUIVALENTS AND CASH HELD IN ESCROW

Beginning of year	60,770,740

End of year	$42,711,445

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$215,974

The accompanying notes are an integral part of these consolidated financial statements.

1.         ORGANIZATION

Sentinel Omaha Limited Liability Company and Subsidiaries (the "Company") was organized on June 4, 2007 as a Delaware limited liability company for the purpose of acquiring all of the outstanding stock of America First Apartment Investors, Inc. (“APRO”). Sentoma, LLC (the “Manager”), an affiliate of one of the members, serves as the Manager of the Company. Net profits and losses of the Company shall be allocated to the members of the Company in proportion to their respective percentage interests. The Company shall be dissolved upon the sale or other disposition of all or substantially all of the assets of the Company or the election to dissolve the Company made in writing by the Manager with the consent of the members.

In accordance with the Amended and Restated Limited Liability Company Agreement dated August 22, 2007 (the “Agreement”), the members have agreed to contribute, in cash, an additional $12,400,000 to the capital of the Company, as and when required, as determined by the Manager. In addition, no member shall have any liability to restore any negative balance in its capital account.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of Presentation - The accompanying consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company as described in ASC 946, Financial Services - Investment Companies. The Company carries its investments and certain liabilities at fair value.

The Company acquired APRO through Sentinel White Plains LLC, a wholly-owned limited liability company, on September 18, 2007. Sentinel White Plains LLC holds the assets and liabilities of the properties formerly owned by APRO through wholly-owned single-asset limited partnerships or limited liability companies. The financial statements of these subsidiaries are consolidated with those of the Company. All significant transactions and balances between the Company and these subsidiaries have been eliminated.

b. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Estimates subject to material change in the near term include the fair value of real estate owned. Actual results could differ from those estimates.

c. Real Estate Property Valuation - Investment in real estate property is reported at fair value. At December 31, 2021, the fair value of the investment in real estate property is equal to the value determined by the Manager. The estimated fair value of the underlying real estate is determined quarterly by the methods described in Note 7. No provision is made for depreciation of the historical cost of the real estate properties; however, the effects of actual physical deterioration or obsolescence, if any, were considered in applying the methods used in estimating fair value. Valuations are prepared by the investment advisor’s valuation group and represent their best judgment based upon a process of evaluating the current and future economic and market conditions and are approved by management.

The aggregate unrealized appreciation or depreciation on investments in real estate represents the net change between the fair value and the cost basis of the Company’s investments in real estate. The net change in unrealized appreciation or depreciation on investment in real estate for the current year also reflects the difference between the current fair value and the prior year recorded amount and is included in the consolidated statement of operations.

Determination of fair value involves numerous estimates and subjective judgments that are subject to change in response to current and future economic and market conditions, including, among other things, demand for residential apartments, competition, and operating cost levels such as labor, energy costs and real estate taxes. Judgments regarding these factors are not subject to precise quantification or verification and may change from time to time as economic and market factors change and such changes may be material to the fair value presented.

Expenditures for improvements which, in the opinion of the Manager, increase the fair value of the real estate owned, generally renewals and betterments, are capitalized. Repair and maintenance costs are expensed as incurred.

d.         Cash and Cash Equivalents - For financial reporting purposes, overnight investments, and short-term deposits with maturities of three months or less at the time of purchase are considered to be cash equivalents. At times, the Company’s cash and cash equivalents balance with financial institutions may exceed Federal Deposit Insurance Corporation insured limits. As of December 31, 2021, the Company maintains its cash balances with two major financial institutions and those cash balances exceed Federal Deposit Insurance Corporation insured limits by $37,082,746.

e.         Cash Held in Escrow - Includes restricted deposits accounts maintained pursuant to the Company’s debt agreements and interest rate cap agreements.

The following table provides a reconciliation of cash and cash equivalents and cash held in escrow as reported within the statement of assets and liabilities to the same items as reported in the statement of cash flows:

2021
Cash and cash equivalents	$37,267,589
Cash held in escrow	5,443,856
Total cash, cash equivalents and cash held in escrow	$42,711,445

f.         Derivative Financial Instruments - To manage or hedge its interest rate risk on its bonds and mortgage notes payable, the Company may enter into interest rate swap and cap agreements, which meet the definition of a derivative and are marked to fair value. Fair values of these derivatives are provided by counterparties and are recorded in the statement of assets and liabilities. The fair value of derivatives is equal to the premium paid, however, for the quarter in which they are acquired. The change in value is recorded in the statement of operations.

g.         Bonds Payable - Bonds payable owed by the Company are reported at fair value. The Manager has determined that the fair value of variable rate loans approximates its carrying value, due to the loan bearing interest at a variable rate, which is comparable to debt instruments currently available with similar terms and remaining maturities. Financial costs associated with such debt are expensed as incurred. The difference between the current fair value and the prior year fair value is reflected as a component of operations in the net unrealized depreciation on fair value of bonds payable section of the accompanying consolidated statement of operations.

h.         Rental Income - Leases at residential properties generally have terms of one year or less and rental income is recognized when payment is due pursuant to the terms of the leases. Reimbursements for utilities and other expense recoveries are recorded as revenue when earned.

i.         Income Taxes - Generally, there is no provision for federal income taxes in the accompanying consolidated financial statements as each member is responsible for reporting its allocable share of the income, gains, losses, and credits of the Company. Generally, the Company’s U.S. tax returns are subject to examination by federal, state, and local authorities for a period of three years from the latter of the due date of such returns or the actual date the returns were filed.

j. Sales of Investment in Real Estate - Sales of real estate owned are recognized in accordance with accounting principles generally accepted in the United States. Gains or losses on sales of real estate are recorded when a contract exists between buyer and seller, and whereby the entity transfers title. Net realized gain or loss on investments in real estate, if any, is the Company’s share of cash proceeds from disposition of investments in real estate less the cost basis and transaction costs.

3.	REAL ESTATE TRANSACTIONS

On April 28, 2021, investment in Reserve at Wescott Plantation was sold for $47,250,000 in an all-cash transaction. The cost basis of the property on the date of sale was $28,813,842 and resulted in a net gain of $17,868,617 after transaction closing costs of $567,541.

On August 2, 2021, investment in Arbor Hills Apartments was sold for $77,234,663 in an all-cash transaction. The cost basis of the property on the date of sale was $39,944,234 and resulted in a net gain of $36,717,300 after transaction closing costs of $573,129.

On October 27, 2021, investment in Covey at Fox Valley was sold for $34,500,000 in an all-cash transaction. The cost basis of the property on the date of sale was $28,770,047 and resulted in a net gain of $5,295,355 after transaction closing costs of $434,598.

On December 1, 2021, investment in Littlestone at Village Green Apartments was sold for $33,300,000 in an all-cash transaction. The cost basis of the property on the date of sale was $18,650,419 and resulted in a net gain of $14,295,339 after transaction closing costs of $354,242.

4.         BONDS PAYABLE

The Company has no outstanding debt commitments at December 31, 2021.

On March 12, 2021, Brentwood Oaks Apartments paid off its existing bond in the amount of $11,320,000. The loan was due to mature in July 2031. On March 12, 2021, Covey at Fox Valley also paid off $1,005,000 of its existing bond.

In connection with the sale, Arbor Hills Apartments paid off its existing bond in the amount of $26,150,000. The loan was due to mature in December 2025.

In connection with the sale, Covey at Fox Valley paid off its existing bond in the amount of $11,405,000. The loan was due to mature in October 2027.

5.         INTEREST RATE DERIVATIVES

The Company entered into LIBOR rate cap agreements (the “Rate Caps”) to manage its exposure to increases in LIBOR on its variable rate borrowings in order to control interest expense.

As of December 31, 2021, the Company does not have any outstanding interest rate caps:

The Company recognized net unrealized depreciation on the Rate Caps of $403 for the year ended December 31, 2021.

6.         FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, cash equivalents, and accounts payable which are carried at amounts that approximate their fair value.

7.         ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The accounting guidance for Fair Value Measurements establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in determining fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level of input that is significant to the fair value measurement.

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value is calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The three levels of fair value hierarchy are described below:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active, dealer or broker markets;

●	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Accordingly, when available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. If market data is not readily available, fair value is based upon other significant unobservable inputs such as inputs that reflect the Company’s own assumptions about the inputs market participants would use in valuing the investments. Investments valued using unobservable inputs are classified to the lowest level of any input that is most significant to the valuation. Thus, a valuation may be classified in Level 3 even though the valuation may include significant inputs that are readily observable.

The following major categories of assets and liabilities were measured at fair value during the year ended December 31, 2021:

		Level 2:
		Significant
		Unobservable	2021
		Inputs	Total
Assets
	Investment in real estate properties	$56,776,500	$56,776,500

	Total assets	$56,776,500	$56,776,500

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (level 3) during the year ended December 31, 2021:

	Investment in	Mortgage Notes	Derivative
	Real Estate	and bonds	Financial
	Properties	payable	instruments
Balance at December 31, 2020	$190,600,126	$(49,880,000)	$403

Net unrealized loss included in net increase in net assets resulting from operations	(15,712,530)	-	(403)

Realized gain on sale of investment in real estate properties	74,181,286	-	-

Proceeds from sales of investments in real estate properties	(190,359,828)	-	-

Capital additions	1,380,849	-	-

Proceeds from insurance claims	(3,313,277)	-	-

Payments of bonds payable	-	49,880,000	-

Transfer from Level 3 to Level 2	(56,776,500)	-	-

Balance at December 31, 2021	$-	$-	$-

On November 24, 2021, the Company entered into a contract for the sale of Brentwood Oaks Apartments. The purchase price in the contract was used as basis for market value determination at December 31, 2021.

8.         MANAGEMENT SERVICES

A management agreement between the Company and the Manager was entered into on June 4, 2007. The agreement provides for the Manager to perform property management services for which it receives a property management fee equal to 4.5% of the gross receipts from real estate properties. For the year ended December 31, 2021, the Company incurred $617,488 of property management fees, which are included in operating expenses in the accompanying consolidated statement of operations.

The Manager and certain affiliates provide essential services related to the activities or operations of the Company and its properties. The Manager and affiliates are paid fees and receive reimbursement of expenses directly related to the services provided. The charges for these services are no more than what would be reasonably paid to third parties. These fees and expenses are included in operating expenses in the accompanying consolidated statement of operations. For the year ended December 31, 2021, the Company paid $0 financing service fees to the Manager and affiliates.

For the year ended December 31, 2021, the Company paid brokerage fees of $1,052,667 to the Manager and affiliates, which are included in realized gain on sale of investment in real estate properties in the accompanying consolidated statement of operations.

9.         FINANCIAL HIGHLIGHTS

The following represents the financial highlights for the year ended December 31, 2021:

Ratios to weighted average net assets: (1)

	Ratios to weighted average net assets: (1)	3.98%

	Fund level expenses, including management fees	.014%

	Internal rate of return (3)
	Inception through December 31, 2020	4.96%
	Inception through December 31, 2021	6.54%

	Ratio of capitalcontributions received to total capital commitments (includes General Partner) (4)	90.9%

(1)

Weighted average net assets are calculated for the members based upon the weighted average of the beginning and ending net assets for the year ending December 31, 2021 and using the actual date of capital contributions and distributions during the year ended December 31, 2021.

(2)	Net investment income includes income less all expenses other than any realized gains or losses on investments in real estate properties and unrealized appreciation or depreciation.
(3)

Internal rate of return net of all fees was calculated using the actual date of capital contributions and distributions since inception, and net assets at December 31, 2021 and December 31, 2020 of the members’ aggregate capital as of each measurement date.

(4)	As of December 31, 2021, the Company has called and received cumulatively $124 million of committed capital from the members.

The financial highlights ratios above are presented in accordance with the requirements of GAAP and are not necessarily intended to conform to investment performance calculation methods commonly used in the real estate investment industry.

10.         RISKS AND UNCERTAINTIES

The continuation of the COVID-19 pandemic may affect market conditions in which the Fund operates, creating a challenging and uncertain economic environment. As a result, financial and real estate companies may be affected by liquidity, disparity of real estate values and financing issues. There is no assurance that such conditions will not result in decreased cash flows which could result in the sale of investments at amounts less than the reported value at December 31, 2021.

11.         SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2022, which is the date the financial statements were available to be issued.

On January 13, 2022, investment in Brentwood Oaks Apartments was sold for $57,350,000 in an all-cash transaction.